

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 30, 2008

Mr. Ming Wong
Devonshire Resources Ltd.
21 Water Street, Suite 400
Vancouver, British Columbia, V6B 1A1
Canada

>   **Re: Devonshire Resources Ltd.**
>   **Form 20-F for Fiscal Year Ended June 30, 2007**
>   **Filed January 2, 2008**
>   **Response Letter Dated September 26, 2008**
>   **File No. 0-51236**

Dear Mr. Wong:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A1 for the Fiscal Year Ended June 30, 2007

Explanatory Note, page 3

1.   We note that you identify a correction to your U.S. GAAP cash flow information under this heading, indicating that you are removing a non-cash value of $48,000 that had been presented as an operating cash flow, associated with the issuance of 440,000 shares of common stock in exchange for mineral properties. You also refer to a correction related to restricted cash. We have additional comments in this letter concerning your U.S. GAAP cash flow information, which requires further revision. If the share count referred to above is clearly established as relating to an error in previously reported information, please recast the number to reflect your reverse stock split, consistent with your handling of other share and

per share amounts in responding to prior comment 1. Please also revise this section as necessary to reflect the ultimate resolution of the remaining issues.

Financial Statements

Audit Opinion

2.   We note that you obtained and submitted a revised audit report from your current auditors in response to prior comment 4. However, you have not resolved the concerns about the audit report for 2006 and 2005, which you did not submit with your draft amendment. You will need to include, in addition to the audit report for 2007, an audit report for 2006 and 2005 when filing your amendment. Given the handling of the issue in the 2007 audit report, we expect you would obtain and submit a revised audit report from the prior auditor without references to the cumulative information as 'audited.'

General

3.   We note that you are reclassifying Canadian GAAP investing cash flows for *mineral property exploration and development*, corresponding to the amounts on the line item in your Canadian GAAP Statements of Cash Flow, *Acquisition and exploration expenses*, to operating cash flows for U.S. GAAP. We also see that you have an adjustment for the U.S. GAAP Balance Sheet on page 23, eliminating the entire balance of costs capitalized under Canadian GAAP as *mineral properties and deferred exploration costs*. And the adjustments in your U.S. GAAP Statement of Loss on page 22 appear to include a large portion of costs reflected in your costs of property details on pages 12 and 14, including both acquisition and exploration costs.

You have conflicting disclosure under point (iv) on page 26, indicating that for U.S. GAAP purposes, acquisition costs of mineral properties "…are expensed as incurred unless commercial feasibility is established," while also indicating that you are following the guidance in EITF 04-2, stating "…acquisition costs are considered tangible assets and are capitalized." Of course, the later statement is presently the appropriate method under U.S. GAAP, which must be coupled with periodic impairment testing under SFAS 144 and EITF 04-3, given your financial condition. Please modify your disclosure to resolve these inconsistencies and to explain your impairment testing under U.S. GAAP. Please also revise your filing as necessary to address the following points.

(a)   As for the cash flow adjustment, cash expenditures representing acquisition costs for mineral rights that are initially capitalized under U.S. GAAP, regardless of whether these assets are subsequently impaired, would need to remain as investing cash flows for U.S. GAAP purposes. Further, since you have not established reserves, as defined in Industry Guide 7, it does not appear that any of your costs would be appropriately characterized or capitalized as development costs under U.S. GAAP. Accordingly, please correct your cash flow adjustment to reclassify only those expenditures related to mineral properties that do not represent acquisition costs of mineral rights that are capitalized under U.S. GAAP.

(b)   As for the balance sheet adjustment, the details of property related costs capitalized under Canadian GAAP on pages 12 and 14 indicate the $5,002,997 total includes acquisition costs of $1,479,141 as of June 30, 2007. If you had determined that these amounts were impaired, disclose details of your impairment testing, including an indication of when testing was conducted in relation to the incurrence of such costs, and the reasons you believed these costs were not recoverable. Otherwise, correct your U.S. GAAP balance sheet to include assets for the costs of mineral rights (as defined in EITF 04-2) incurred subsequent to your adoption of this guidance, which are also properly capitalized under U.S. GAAP and not impaired. Please include disclosure relating your views on these matters to the appropriate reconciling adjustments.

(c)   As for the adjustment to loss, if you are properly capitalizing acquisition costs of mineral rights under U.S. GAAP, costs which are included in the costs of property details on pages 12 and 14, we would not expect you to also be expensing those costs as indicated by the adjustment you now present. Please revise your accounting and disclosure as necessary to resolve these discrepancies; and to clearly set forth the rationale for each of your reconciling adjustments.

Statement of Cash Flow Difference, page 24

4.   We note that you have made some revisions to your U.S. GAAP cash flow information in response to prior comment 5. The amounts you now present for operating, investing and financing cash flows total $(277,312), $(213,206), and $153,748 for 2007, 2006 and 2005. However, the activity for 2007, when added to your June 30, 2006 balance of $49,528, yields a negative cash amount, which is not an appropriate result under U.S. GAAP. Please resolve these discrepancies.

We also see that you have reconciling items in the investing section for "Flow-through funds not disbursed during the year," and "Flow-through funds realized from previous years," although you have no explanation of these amounts. If these are intended to reflect changes in a restricted cash balance, you will need to explain how the change in characterization of restricted cash to unrestricted cash is being reported. If the amount for funds "realized" in 2005 represent a release from the restricted characterization because these are also being reflected as an expenditure in the figure of $(2,061,869), that should be clear. If the "not disbursed" amount in 2006 represents a partial restriction placed on the financing inflow of $2,475,728 because it was not expended during the period, this should also be explained. However, there are also discrepancies between the amounts you identify as restricted cash and total cash on hand.

The lower three lines of your tabulation appear to reconcile between total cash and cash equivalents under Canadian GAAP, and the corresponding measure under U.S. GAAP, with the difference being amounts designated as restricted cash. You include an adjustment suggesting that $324,193 is being designated as restricted cash at the end of 2007, and you follow this tabulation with narrative stating that $350,000 would be classified as restricted at year-end. You have similar disclosure under Note 3 on page 10, and perhaps related disclosure under Note 15 on page 29, indicating you are making a correction to exclude $344,577 of restricted cash from investing activities. However, since your total cash on hand is only $96,409, we do not see any logical basis for reporting restricted cash in excess of this amount. You will need to further revise your accounting and disclosures to clarify and resolve these discrepancies.

Please also modify your disclosure under point (i) on page 25, referring to proceeds received from the issuance of flow-through shares, indicating that all amounts related to 2007 were "renounced to respective investors," to clarify whether this equates with having made qualifying expenditures (thereby releasing restrictions on cash), and specifying the amounts of such funding that you continue to hold, for which there has not yet been a qualifying expenditure (i.e. restricted cash); and any amounts that were expended on non-qualifying expenditures. In this later case, disclose the implications of having not complied with the arrangement, as to whether this precludes investors from claiming the tax deductions to which they would otherwise be entitled; and explain your accounting for and assessment of any exposure this creates for the company.

Note 15 – Restatement of Financial Statements, page 28

5.   Please expand your disclosure to include a table showing as previously reported cash flow amounts, adjustments, and restated cash flow amounts in columnar format.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief